# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jayud Global Logistics Ltd, CIK 0001938186
CUSIP: G5084H103
Title of class of securities: Class A Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: Building 3, No. 7 Gangqiao Road, Li Lang Community, Nanwan Street, Longgang District, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 12/04/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002053787

## Reporting persons
- TANG KOK YONG: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 7,000,000; shared voting power 0; sole dispositive power 7,000,000; shared dispositive power 0; aggregate amount beneficially owned 7,000,000 (7.77% of the class)
  Comment: The percentage in Row 11 is calculated based on a total of 90,112,868 issued and outstanding Class A Ordinary Shares of the Issuer as of December 4, 2024.

## Item 1. Issuer
Name of issuer: Jayud Global Logistics Ltd
Address of issuer's principal executive offices: Building 3, No. 7 Gangqiao Road Li Lang Community, Nanwan Street Longgang District, Shenzhen People's Republic of China

## Item 2. Person Filing
Name of person filing: TANG KOK YONG
Address of principal business office or, if none, residence:
NO 83 JALAN PELANGI 14 TAMAN PELANGI
TANJONG SEPAT
SELANGOR MALAYSIA
42800
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,000,000 Class A Ordinary Shares
Percent of class: 7.77
Sole power to vote or to direct the vote: 7,000,000 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,000,000 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG KOK YONG: /s/ Tang Kok Yong, TANG KOK YONG (02/04/2025)